SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

RCS Capital Corporation

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

74937W 102

(CUSIP Number)

NICHOLAS S. SCHORSCH

RCAP Holdings, LLC

405 Park Ave., 14th Floor

New York, NY 10022

(866) 904-2988

Copies to:

PETER M. FASS

JAMES P. GERKIS

Proskauer Rose LLP

Eleven Times Square

New York, NY 10036-8299

(212) 969-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74937W 102

1.	Names of Reporting Persons. Nicholas S. Schorsch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 19,432,103

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 19,432,103

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,432,103

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 74937W 102

1.	Names of Reporting Persons. William M. Kahane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,128,078

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,128,078

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,128,078

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.2%

14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed on February 17, 2015 (the “Original Schedule 13D” and, as amended, this “Schedule 13D”) to correct certain disclosures contained in the Original Schedule 13D. This Amendment No. 1 is not being filed as a result of transactions by the Reporting Persons in the Class A Common Stock. This Amendment No. 1 is solely being filed to reflect that, as a result of a previously disclosed restructuring by the Issuer, no Class B Operating Subsidiaries Units are currently outstanding. Accordingly, as previously disclosed, none of RCAP Holdings or Messrs. Schorsch or Kahane currently beneficially own any Class A Common Stock by virtue of the Class B Operating Subsidiaries Units previously held by RCAP Holdings.

Item 2.	Identity and Background

Item 2 (a)-(c) of this Schedule 13D is amended and restated as follows:

(a)-(c) As disclosed in Item 5(e) of the Original Schedule 13D, RCAP Equity, LLC, a Delaware limited liability company (“RCAP Equity”), and RCAP Holdings, LLC, a Delaware limited liability company (“RCAP Holdings”), no longer own any Class A Common Stock. Therefore, this Schedule 13D is being filed jointly by and on behalf of only the persons listed below, which persons are sometimes referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”.

(i) Nicholas S. Schorsch, manager of RCAP Holdings.

(ii) William M. Kahane, manager of RCAP Holdings.

Messrs. Schorsch and Kahane may comprise a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). As indicated in row 2 of the cover page for each of Messrs. Schorsch and Kahane, each person disclaims the existence of a group.

The address of the principal office and principal business of each Reporting Person is 405 Park Ave., 14th Floor, New York, New York 10022.

Item 5.	Interest in Securities of the Issuer

Item 5 (a-b) of this Schedule 13D is amended and restated as follows:

(a) Rows 11-13 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference. If Messrs. Schorsch and Kahane comprise a group, then such group would beneficially own 23,560,181 shares of Class A Common Stock, which represents 35.4% of the outstanding Class A Common Stock.

The percentage of Class A Common Stock beneficially owned is based on 66,462,246 shares of Class A Common Stock outstanding as of November 14, 2014.

(b) Rows 7-10 of the cover page of this Schedule 13D with respect to each Reporting Person is incorporated herein by reference.

Item 5 (c) of this Schedule 13D is amended and supplemented by the addition of the following parapragh:

On August 5, 2014, pursuant to the Exchange Agreement (as defined in Item 6), RCAP Holdings exchanged its Class B Operating Subsidiaries Unit (as defined below) for one share of Class A Common Stock, which was not issued as RCAP Holdings waived the right to receive it. The “Class B Operating Subsidiaries Unit” refers to a unit consisting of one Class B unit of each of Realty Capital Securities, LLC, RCS Advisory Services, LLC and American National Stock Transfer, LLC, each an operating subsidiary of the Issuer (the “Operating Subsidiaries”). Accordingly, RCAP Holdings, and Messrs. Schorsch and Kahane, no longer beneficially own any Class A Common Stock by virtue of the Class B Operating Subsidiaries Unit previously held by RCAP Holdings.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is amended and supplemented by the addition of the following paragraph at the end of the section titled “Exchange Agreement”:

On August 5, 2014, the Issuer and RCAP Holdings entered into a Second Amendment to the Exchange Agreement (the “Second Amendment”). The purpose of the Second Amendment was to amend the Exchange Agreement so as to permit RCAP Holdings to continue to hold one share of Class B Common Stock without holding a corresponding Class B Operating Subsidiaries Unit.

Item 7.	Material to be Filed as Exhibits.
Item 7 of this Schedule 13D is amended and supplemented by the addition of the following:

Exhibit 13	Second Amendment, dated as of May 8, 2014, to the Exchange Agreement, between RCS Capital Corporation and RCAP Holdings, LLC, dated as of June 10, 2013, as amended on February 11, 2014, incorporated by reference to Exhibit 10.11 to the Issuer’s Form 10-Q for the quarter ended June 30, 2014, filed on August 14, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nicholas S. Schorsch
Nicholas S. Schorsch

/s/ William M. Kahane
William M. Kahane

Date: February 20, 2015